Exhibit 99.1

PRESS RELEASE
Wednesday 23 October 2024 – 7:30 a.m. CET
Regulated information

CMB NV LAUNCHES THE REOPENING OF ITS PUBLIC TAKEOVER BID AND CONCURRENT NEW U.S. OFFER ON CMB.TECH NV
ANTWERP, Belgium, October 23, 2024, 7:30 a.m. CET – CMB.TECH NV (NYSE: CMBT & Euronext: CMBT) (“CMB.TECH” or the “Company”) announces that today CMB NV (“CMB” or “the Bidder”) has (i) reopened its Belgian public takeover bid on all shares in CMB.TECH not already owned by CMB or persons affiliated with it, in accordance with applicable Belgian law, and (ii) concurrently is making a new U.S. offer in accordance with applicable U.S. federal securities laws (the “New U.S. Offer”), addressed to U.S. shareholders within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (together the “Reopening”).
The acceptance period of the Reopening opens on October 23, 2024 and closes on November 21, 2024 at 4 p.m. (CET) (10 a.m. New York City time). The bid price of the Reopening amounts to USD 12.66 per share, i.e. USD 18.95 per share (as increased) reduced by distributions totalling USD 6.29 per share.
In the supplement to its response memorandum, the supervisory board of CMB.TECH unanimously recommends that shareholders do not tender their shares in the Reopening.
The prospectus, the supplement to the prospectus (including the supplement to the response memorandum) and the acceptance forms of the Reopening are available on the following websites: CMB and KBC.
An offer to purchase has been filed on a form “Schedule TO” (and the company response will be included in the Schedule 14D-9 filing) with the SEC and can be accessed through the following website https://cmb.tech/investors/financial-information/sec-filings.
Read the more detailed press release of CMB NV here: www.cmb.be/mandatorybid.

About CMB.TECH
CMB.TECH (all capitals) is a diversified and future-proof maritime group that is a pioneer in decarbonising shipping. We own and operate more than 160 vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind ships, tugs and ferries. We also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol CMBT.
More information can be found at https://cmb.tech.
About CMB
CMB (Compagnie Maritime Belge) is a shipping group based in Antwerp, Belgium. CMB is the majority shareholder of CMB.TECH.
More information can be found at www.cmb.be.

CMB.TECH w Contact Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech

PRESS RELEASE
Wednesday 23 October 2024 – 7:30 a.m. CET
Regulated information

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Disclaimer
This press release is also published in Dutch. If ambiguities should arise from the different language versions, the Dutch version will prevail.
This notice does not constitute a takeover bid to purchase securities of CMB.TECH nor a solicitation by anyone in any jurisdiction with respect to CMB.TECH. The public takeover bid is only reopened on the basis of the supplement to the prospectus approved by the FSMA. Neither this notice nor any other information in respect of the matters contained herein may be supplied in any jurisdiction where a registration, qualification or any other obligation is in force or would be with regard to the content hereof or thereof. Any failure to comply with these restrictions may constitute a violation of the financial laws and regulations in such jurisdictions.
Additional Information for U.S. Holders
This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares, no par value, of CMB.TECH (“Ordinary Shares”) or any other securities.

CMB.TECH w Contact Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech

PRESS RELEASE
Wednesday 23 October 2024 – 7:30 a.m. CET
Regulated information

The New U.S. Offer is only being made to U.S. Holders who are the beneficial owners of Ordinary Shares. The New U.S. Offer is made solely by the Offer to Purchase and related Letter of Transmittal, which are included in CMB’s Schedule TO filed with the U.S. Securities and Exchange Commission (SEC). The New U.S. Offer commences on October 23, 2024, and will expire at 10:00 A.M., New York City time, on November 21, 2024, unless the expiration of the New U.S. Offer is extended to a subsequent date in accordance with U.S. and Belgian law. U.S. Holders of Ordinary Shares tendering their Ordinary Shares will have withdrawal rights during this period as required by U.S. securities laws. U.S. Holders holding Ordinary Shares through a securities intermediary should comply with the dates communicated by such securities intermediary, as such dates may differ from the dates and times noted in the U.S. Offer to Purchase. U.S. Holders of Ordinary Shares are responsible for determining and complying with any applicable cut-off times and dates. Any U.S. Holder of Ordinary Shares desiring to tender all or any portion of the Ordinary Shares owned by such U.S. Holder can accept the New U.S. Offer by (1) completing and signing a letter of transmittal (or a copy thereof, provided the signature is original) in accordance with the instructions in the letter of transmittal and mail or deliver it and all other required documents to the U.S. Tender Agent (as defined below), at the address on the back cover page of the Offer to Purchase or (2) tendering such Ordinary Shares pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase. Any U.S. Holder of Ordinary Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such U.S. Holder desires to tender such Ordinary Shares.
CMB has retained Georgeson LLC to act as information agent for the New U.S. Offer and Computershare Trust Company, N.A., to act as depositary and paying agent for the New U.S. Offer (the “U.S. Tender Agent”).
Each Shareholder that is a U.S. Holder is urged to consult with his or her independent professional adviser regarding any acceptance of the New U.S. Offer including, without limitation, to consider the tax consequences associated with such Shareholder’s election to participate in the New U.S. Offer. No offer to acquire securities has been made, or will be made, directly or indirectly, in or into, or by the use of mails or any means of instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of, the United States or any other country in which such offer may not be made other than (i) in accordance with the requirements of Regulations 14D and 14E under the Exchange Act or the securities laws of such other country, as the case may be or (ii) pursuant to an available exemption from such requirements. THE U.S. OFFER TO PURCHASE HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE NEW U.S. OFFER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THE U.S. OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.
Shareholders that are U.S. Holders who wish to participate in the New U.S. Offer, are urged to read the tender offer statement on Schedule TO (including the offer to purchase, related letter of transmittal and certain other offer documents) that will be filed with the SEC by CMB and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by CMB.TECH relating to the New U.S. Offer because such documents will contain important information that U.S. Holders should consider before making any decision with respect to the New U.S. Offer. U.S. Holders may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by CMB and CMB.TECH with the SEC, at the SEC’s website at www.sec.gov, or by contacting Georgeson LLC, the information agent for the New U.S. Offer via telephone by calling +1 (888) 815-4069 for U.S. Holders or via +1 (781) 896-6948 for shareholders outside the US, or via email to CMB.TECH@georgeson.com.

CMB.TECH w Contact Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech